Condor Hospitality Trust, Inc.
1800 West Pasewalk Avenue
Suite 120
Norfolk, Nebraska 68701

November 24, 2021

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Condor Hospitality Trust, Inc. Registration Statement on Form S-11, Registration No. 333-251180

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Condor Hospitality Trust, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-11 (File No. 333-251180), together with all exhibits thereto, filed on December 7, 2020 (the “Registration Statement”).

The Registration Statement was filed in connection with the proposed public offering by the Company of its common stock, which the Company has determined not to pursue at this time.  The Registration Statement has not been declared effective by the Commission, and the Company hereby confirms that it has not sold and will not sell any securities pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at the above-mentioned address, facsimile number (402) 371-4229, with a copy to Guy Lawson, McGrath North Mullin & Kratz, PC LLO, 1601 Dodge Street, Suite 3700, Omaha, Nebraska 68102, facsimile number 402-952-1802 and email glawson@mcgrathnorth.com.

Sincerely,

Condor Hospitality Trust, Inc.

/s/ J. William Blackham
J. William Blackham
President and Chief Executive Officer